SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

OSI SYSTEMS, INC.

(Name of Subject Company (Issuer))

OSI SYSTEMS, INC. (Issuer) and SPACELABS HEALTHCARE, INC. (Affiliate of Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person)

Certain Options to Purchase Common Stock, no par value

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

671044105-1

Victor Sze, Esg.

General Counsel

OSI Systems, Inc.

12525 Chadron Avenue

Hawthorne, California 90250

(310) 978-0516

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Gerald M. Chizever, Esq.

Allan B. Duboff, Esq.

Loeb & Loeb LLP

10100 Santa Monica Blvd

Suite 2200

Los Angeles, CA 90067-4164

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee
N/A	N/A

*	This filing relates solely to preliminary communications made before the commencement of a tender offer, so no fee is payable.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)and identify the filing with which the offsetting fee was previously paid. identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form of Registration Number	Date Filed:

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to rule 14d-1.

☒	Issuer tender offer subject to rule 13e-4.

☐	Going-private transaction subject to rule 13e-3.

☐	amendment to schedule 13d under rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to the announcement of an exchange offer by Spacelabs Healthcare, Inc. (“Spacelabs”), an affiliate of OSI Systems, Inc. to issue options to purchase shares of common stock of Spacelabs to certain employees of OSI or its affiliates in exchange for the cancellation of certain options to purchase shares of common stock of OSI (which options also may be converted into options to purchase shares of a wholly-owned subsidiary of Spacelabs). Pursuant to Exchange Act Rule 13e-4(c)(1) and General Instruction D to Schedule TO, this Schedule TO relates to precommencement communications by the Company.

ITEM 1-1.

Not applicable.

ITEM 12. EXHIBITS.

Letter to certain employees issued on September 27, 2005.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in Schedule TO as true, complete and correct.

OSI SYSTEMS, INC.

Date: September 27, 2005	By:	/S/ VICTOR SZE
Victor Sze Secretary

SPACELABS HEALTHCARE, INC.

	By:	/S/ DEEPAK CHOPRA
Deepak Chopra Chief Executive Officer

3